MINTZ & FRAADE, P.C.
COUNSELORS AT LAW
488 MADISON AVENUE
NEW YORK, NEW YORK 10022

TELEPHONE	OF COUNSEL
(212) 486-2500	JAY D. FISCHER
EDWARD C. KRAMER
____	KEVIN J. MCGRAW
TELECOPIER	ARTHUR L. PORTER, JR.
(212) 486-0701	JON M. PROBSTEIN
SEYMOUR REITKNECHT
I. FREDERICK SHOTKIN

July 20, 2009

Via Email

John D. Reynolds, Assistant Director
Office of Beverages, Apparel and Health Care Services
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Madison Enterprise Group, Inc.
Amendment No. 7 to the
Registration Statement on Form S-1
File No. 333-142666
Filed May 22, 2009
Dear Mr. Reynolds:

On behalf of our client, Madison Enterprises Group, Inc. (the “Company”), I am enclosing Amendment No. 8 to the Registration Statement on Form S-1.

This letter shall address each of the comments in your correspondence point by point.

General Comments

1.
We note your response to prior comment two from our letter dated February 13, 2009.  You response indicates that sales “will have to be through a broker dealer” and “[i]t will be the broker’s legal obligation to confirm that sales can legally be made in applicable states.”  Please revise the disclosure throughout to reflect these statements.

We have revised the disclosure throughout to reflect that sales will have to be through a broker dealer and it will be the broker’s legal obligation to confirm that sales can legally be made in applicable states.

2.
We note your response to prior comment two from our letter dated February 13, 2009 and reissue that comment.  Our prior comment read “please revise your disclosure to indicate what states the offering will be conducted in and disclose what restrictions, if any, have been placed on selling shareholders to ensure that they only make sales in those states.”

We have revised the prospectus throughout to indicate that all shares currently bear a restrictive legend and cannot be sold without registration or an exemption from registration.  Therefore, if a stockholder desires to sell his or her shares prior to the Company entering into a business combination transaction, he or she must notify the Company.  The Company will then determine if the broker dealer arranged for the sale to comply with the applicable “Blue Sky” laws.    If all applicable “Blue Sky” laws are satisfied, the selling shareholder is required to execute the escrow agreement prior to selling his or her shares.

Registration Statement Cover Page

3.
We note language on page ii of your registration statement that “[i]f the potential business combination transaction is not consummated, this offering shall be continued, and the selling stockholders may sell shares again pursuant to this offering.”  Please explain or revise this sentence as well as similar statements elsewhere in your prospectus.  It is unclear, for example, why the offering would not be considered terminated at that time.

We have revised the prospectus to indicate that if the business combination transaction is not consummated after the applicable 18 month period, the offering will be terminated.

Prospectus cover page

4.	The first two paragraphs address the private offering which has already occurred. Please revise to prominently disclose and briefly describe the offering covered by this prospectus.

We have revised the prospectus cover page to delete the discussion of the prior private offering and to disclose and briefly describe the offering covered by the prospectus.

5.	We reissue prior comment six from our letter dated February 13, 2009. Please revise to indicate that the selling shareholders are underwriters under the Securities Act.

We have revised to indicate that the selling shareholders are underwriters under the Securities Act.

Summary, page 1

6.
We reissue prior comment seven from our letter dated February 13, 2009.  Our prior comment asked you to revise your rule 419 discussion to address how the selling shareholders are being required to comply with rule 419 and the terms of the offering.  If applicable, the discussion should reference specific executed agreements with the company.

We have revised the prospectus to indicate that after the Company determines if a broker dealer who has arranged for a sale has complied with the applicable “Blue Sky” laws, the selling shareholder is required to execute the escrow agreement prior to selling his or her shares.

7.
We note your response to prior comment eight from our letter dated February 13, 2009.  Your revised disclosure indicates that you will return funds within 30 days.  Please advise how this is consistent with rule 419(e)(2)(iv) which provides for the return of funds within five days.

We have revised the prospectus to indicate that the Company will return the funds within five days if any stockholders sold any shares to purchasers, and the Company  has not completed a Business Combination Transaction within 18 months after the date the SEC declares the registration statement effective.

Description of Business, page 13

8.
We partially reissue prior comment ten from our letter dated February 13, 2009.  Briefly summarize the terms of the escrow agreement and its operation.  Also, your revised disclosure on page 13 indicates that you have “agreed that if any stockholder elects to sell shares” the shares and the funds will be held in escrow.  The reference to “agreed” in this context was unclear.  Please advise.  Also please explain how you will ensure or obligate the selling shareholders to comply with these provisions.  In this respect, please refer to prior comment seven.

We have revised the prospectus to indicate that any stockholder is required to execute the escrow agreement before selling shares.  In view of the fact that there is a restrictive legend on all shares issued to the stockholders, and stockholders cannot sell there shares unless they first have to legend removed by the Company, the Company can ensure that the stockholders execute the escrow agreement before selling any shares.

9.
We reissue our prior comment 16 from our letter dated February 13, 2009.  Our prior comment asked you to file a fully executed copy of your escrow agreement.  Currently, it does not appear that your selling shareholders have executed the agreement, although they are named as parties.  See Rule 419(b)(4).

The shareholders will only be required to execute the escrow agreement prior to selling his or her shares (see response to comment 6)

Selling Security Holders, page 21

10.	Please revise your table of selling shareholders to speak as of the most recent practicable date. Currently it speaks as of December 31, 2008.

We have revised the table of selling shareholders to be as of June 30, 2009.

Financial Statements

General

11.	Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Article 8-08 of Regulation S-X.

We have provided a currently dated consent as required by Article 8-08 of Regulation S-X.

Unaudited Financial Statements for the Quarter Ending March 31, 2009

Balance Sheets, page F-2

12.
We note your March 31, 2008 balance sheet is labeled as audited.  Please advise your auditor to provide the associated report of the independent registered public account firm or remove the “audited” designation.

We have revised the balance sheets to reflected the correct date of December 31, 2008.

Statement of Operations, F-3

13.
Please revise the headings for the 2009 and 2008 columns to indicate the periods presented (i.e., three months ended March 31, 2009 and 2008). Further, please revise the cumulative column header to indicate the appropriate period (i.e., period from August 17, 2006 (inception) to March 31, 2009).

We have revised the headings for the 2009 and 2008 columns to indicate the periods presented, and revised the cumulative column header to indicate the appropriate period.

Statement of Cash Flows, page F-4

14.	It appears that March 31, 2009 and 2008 balances for “cash in escrow at end of year” are inconsistent with the balances presented in the balance sheet on F-2. Please clarify or advise.

We have revised the balance sheet to make it consistent with the Statement of Cash Flows.

Audited Financial Statements for the years ended December 31, 2008

Report of Independent Registered Public Accounting Firm, page F-8

15.
We note that the periods included in the scope and opinion paragraphs of the report of your independent registered public accounting firm do not correspond to the periods presented in your audited financial statements.  Please advise your independent accountant to revise the first and third paragraphs of their report to provide for the year ended December 31, 2007, rather than the period ended August 17, 2006 to December 17, 2007.

Our independent accountant has revised the first and third paragraphs of their report for the year ended December 31, 2007.

Note to Financial Statements, page F-13

16.	Please remove F-13 to F-15 as they appear to be duplicate pages.

We have removed F-13 to F-15 from the prospectus.

Part II

17.
Please provide the information required by Item 15 of the Form S-1 in Part II of the registration statement.  Please disclose the facts supporting the availability of Section 4(2) or Regulation S, if applicable.  With regard to 4(2), please address the financial sophistication or accredited investor status of the purchasers, in addition to the other elements of the exemption.

We have provided the information required by Item 15 of Form S-1.

If there are any additional requests or comments, please contact the undersigned or Frederick M. Mintz.

Very truly yours,

Mintz & Fraade, P.C.

 By:_/s/ Alan P. Fraade__
Alan P. Fraade
APF:jwb
Enclosures